EXHIBIT 99.1

Mack Introduces a New Range of Trucks

GOTEBORG, Sweden, Oct. 24, 2005 (PRIMEZONE) -- AB Volvo subsidiary Mack Trucks, Inc., has introduced a complete new range of vehicles designed to meet the demands of both highway and construction customers, along with a new 11-liter engine that features the base architecture necessary to meet forthcoming emissions standards.

Key elements of the new Mack product offering for 2006 include a new flagship for its highway lineup -- a premium tractor called Pinnaclea -- as well as new models of the company's highly successful GraniteO and Granite Axle Backa construction vehicles. Each of the new models offers customers advancements in engine technology, the driver environment, and electronics.

Both new product lines have been designed around the new 11-liter MackPowera (MP) engine, designed to provide optimum power, torque and reliability while delivering significantly improved fuel economy compared to current engines. The new engine also features the base architecture necessary to meet the new emissions standards coming into effect in 2007. A 13-liter version of the new engine will be available in 2007.

Mack has begun pilot production of the new vehicles and engines and will ramp up to full production by next spring.

October 24, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27 or +46 705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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